PFSweb, Inc.
500 North Central Expressway
Plano, Texas 75074
May 15, 2008
Via EDGAR Transmission and Overnight Delivery
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: Evan S. Jacobson, Esq.

Re:	PFSweb, Inc. Preliminary Proxy Statement on Schedule 14A Filed May 5, 2008 File No. 000-28275
Dear Mr. Jacobson:
     In connection with your review of the above-referenced Preliminary Proxy Statement on Schedule 14A, this letter sets forth the response of PFSweb, Inc. (the “Company”) to the Staff’s comments set forth in its letter dated May 14, 2008. Our responses are numbered to correspond to the numbered comments set forth in the comment letter.
     1. The form of proxy card is being filed concurrently with the Definitive Proxy Statement on Schedule 14A.
     2. The reverse stock split will not constitute a “Rule 13e-3 transaction” since neither its purpose or effect is or is intended to (i) cause any class of equity securities of the Company to be held of record by less than 300 persons or (ii) cause any class of equity securities of the Company to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. In that regard, we note that the sale of fractional interests will not reduce the number of holders of record (other than stockholders, if any, holding of record less than 4.7 shares). We further note that one of the purposes of the reverse stock split is to increase the price per share of the Company’s Common Stock so that the Company can achieve compliance with the Nasdaq $1.00 minimum share price and thereby avoid delisting from the Nasdaq Capital Market.
     3-6. The Preliminary Proxy Statement has been amended to remove the authorization of the reverse stock split as an agenda item for the 2008 Annual Meeting. Subsequent to the filing of the Preliminary Proxy Statement, the Board of Directors of the Company approved the implementation of a 1 for 4.7 reverse stock split to be effective June 2, 2008. This reverse stock split was approved by the Company’s stockholders at the Annual Meeting of Stockholders held on June 15, 2007 at which time the Company’s stockholders approved an amendment to the Company’s Certification of Incorporation and authorized the Board of Directors to determine the exact ratio of the reverse split, so long as it is between no change and up to 1 for 6 and implemented at any time before June 14, 2008. Please also note that the Company is providing Nasdaq with the requisite 15 day notice.
     In providing these responses, we hereby acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require any further information, please contact Morris Bienenfeld, Esq. at 973-530-2013.

Very truly yours, PFSweb, Inc.
By:	/s/ Tom Madden
Tom Madden
Chief Financial Officer

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